China Petroleum & Chemical Corporation

22 Chaoyangmen North Street

Chaoyang District, Beijing, 100728

The People’s Republic of China

November 29, 2022

VIA EDGAR

Ms. Jennifer O'Brien, Staff Accountant

Ms. Kimberly Calder, Assistant Chief Accountant

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Petroleum & Chemical Corporation
Form 20-F for Fiscal Year Ended December 31, 2020 (“2020 Form 20-F”)
Form 20-F for Fiscal Year Ended December 31, 2021 (“2021 Form 20-F”)
Response dated July 28, 2022 (“Fourth Response Letter”)

Dear Ms. O'Brien and Ms. Calder:

We refer to the letter dated October 31, 2022 from the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding certain comments on the 2020 Form 20-F and 2021 Form 20-F of China Petroleum & Chemical Corporation (together with its subsidiaries, the “Company” or “we”) filed with the Commission on April 20, 2021 and April 28, 2022, respectively. Set forth below are our responses to the Staff’s comments. For your convenience, we have also restated the Staff’s comments below in bold.

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Form 20-F for Fiscal Year Ended December 31, 2021

Risk Factors

Risks Relating to the PRC, page 3

1. We note your response to prior comment 3 and your revised disclosure that i) you have obtained all approvals and permits required for your business operations under the PRC laws and regulations and ii) you believe your current business operation does not violate regulations or policies that have been issued by the CAC to date.

If you relied on the advice of counsel in making these determinations, please revise to identify counsel. If you did not consult counsel in making these determinations, please revise to provide your basis for your conclusions.

The Company respectfully advises the Staff that it relied on the advice of its PRC legal counsel, Haiwen & Partners, in making these determinations and undertakes to revise the relevant disclosures under the risk factor titled “Changes in government regulations and legislation may limit our activities and affect our business operations and the price of our ADSs, and result in risks that affect our future financing plans and securities offerings, the liquidity of our investors, and the enforcement of court judgment and shareholders’ rights” to read as follows starting with its annual report on Form 20-F for the fiscal year ending December 31, 2022, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“[…] We have established an information technology department dedicated to the overseeing of our data security and cybersecurity compliance practice and we organize regular trainings for the relevant staff on regulations issued by CAC to date. Our information technology department leads the effort to ensure our practices with respect to data security and cybersecurity conform to CAC regulations. In 2021, we have not received any notices imposing administrative penalties against us or demanding any remedial actions be taken in relation to data security matters from the CAC, the Ministry of Public Security or its local counterparts, or any industrial regulatory authorities~~, and~~. Based on the foregoing facts and legal advice we have received from Haiwen & Partners, our PRC legal counsel, in relation thereto, we ~~therefore~~ believe our current business operation does not violate regulations or policies that have been issued by the CAC to date.

We are required to obtain permits and approvals for the operation of our business pursuant to applicable PRC laws, regulation and industrial policies and we are required to carry out our business operations in compliance with the terms of these permits and approvals. See “Item 4 Information of the Company — B. Business Overview — Regulatory Matters” for a list of material permits and approvals for our business operation. Haiwen & Partners, our PRC legal counsel, has advised us that ~~W~~we have obtained all approvals and permits required for our business operations under the PRC laws and regulations (other than those that do not have an impact on our business operations taken as a whole), and we have neither been notified any instance of denial of such permits or approvals nor been subject to any material administrative penalties from the PRC regulatory authorities with respect thereto. However, we may be required to obtain additional permits, licenses and approvals in the future and if we fail to obtain such permits, licenses and approvals in a timely manner, there could be material adverse impacts on our business operations.

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Please contact Alpine Wu, at (832) 834-2431 or alpinewu@sinopec.com if you have any questions. Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors

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